

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

September 30. 2015

<u>Via E-mail</u>
Dr. Kwanghyun Kim
Chief Executive Officer
ROID Group, Inc.
10827 Cloverfield Pt.
San Diego, CA 92131

> **Re: ROID Group, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 4, 2014**
> **File No. 333-201836**

Dear Dr. Kim:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 11, 2015 letter.

<u>Our future success may be dependent upon our obtaining licenses, page 12</u>

1.   We note that in response to prior comment 7 you removed your disclosure that you would be working with the South Korean government to obtain intellectual property rights. Please tell us why it is no longer necessary to work with that government to obtain intellectual property rights and revise your disclosure as appropriate.

<u>If a market develops for our shares, sales of our shares relying upon Rule 144…, page 18</u>

2.   We note your response to prior comment 10. Please note that Rule 144 is not available for the resale of securities initially issued by a shell company (reporting or non-reporting) or a former shell company. See "Revisions to Rules 144 and 145: A small Entity

Compliance Guide" available at https://www.sec.gov/info/smallbus/secg/rules144-145-secg.htm. Please also refer to Question 137.01 of the Securities Act Rules Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm, and also see the note to the definition of "shell company" under Securities Act Rule 405 that for purposes of that definition, the determination of a registrant's assets (including cash and cash equivalents) is based solely on the amount of assets that would be reflected on the registrant's balance sheet prepared in accordance with generally accepted accounting principles on the date of that determination. Given these sources, we are unable to agree with your position that the company is not a shell company as defined by Rule 144(i). Please revise your disclosure accordingly or provide us with a more detailed analysis of your position, citing all legal authority upon which you rely.

Shares Offered by the Company, page 27

3.   We note your response to prior comment 18 and continue to note that your disclosure under "Use of Proceeds" indicates that your officers and directors will receive compensation from the proceeds of your offering, and that the amount of such compensation will vary based on the amount of securities sold. As requested by prior comment 18, please revise your disclosure to reconcile your reliance on Exchange Act Rule 3a4-1(a)(2) or provide us with a more detailed analysis of how your disclosure is consistent with reliance on Exchange Act Rule 3a4-1, citing all authority upon which you rely.

4.   We note your response to prior comment 20 and that your disclosure in the last paragraph on page 36 now indicates that the company "intends" to become a "reporting issuer" under Section 12(g) of the Exchange Act, as amended, by way of filing a Form 8-A with the SEC. Please continue to revise your disclose to indicate any considerations that would affect your intent to register your securities under the Exchange Act after your registration statement has been declared effective. If there are any circumstances that would cause you not to register your securities under the Exchange Act, please revise your disclosure regarding your Section 16 and proxy statement obligations as appropriate.

Products, page 33

5.   We note your disclosure that you originally discovered your water-based manufacturing method while working as lecturers and researchers at a university. We also note from your response to prior comment 24 that your officers and directors experimented and researched the production and manufacturing of quantum dots while at universities. Please disclose if third parties have any ownership interests in your intellectual property and include risk factor disclosure as appropriate.

Employees, page 37

6.   Please reconcile your disclosure that your officers and directors serve on a part-time basis with your disclosure that Dr. Kim works 42 hours per week.

Liquidity and Capital Resources, page 41

7.   We note the changes made to this section in response to our prior comment 34. Based on disclosures in your June 30, 2015 statement of cash flows, it appears the only source of cash during the 2015 interim period was from the payment of a loan receivable. However, the disclosures in the last sentence of the last paragraph of this section regarding the source of your cash during the six month period ending June 30, 2015 indicates the period included cash provided by "the sale of equity and capital contributions" which does not appear to be consistent with disclosures in your June 30, 2015 cash flow statement. Please revise the disclosures in this section to accurately describe the sources of cash received during the six month period ending June 30, 2015.

Executive Compensation and Corporate Governance, page 44

8.   Your disclosure on page 47 indicates you paid your director $5,000 per month during 2014, however, your table only shows that Dr. Kim was paid $48,000 during 2014. Please tell us how your disclosure reconciles to the disclosure regarding the consulting agreement and revise your disclosure as appropriate.

Transactions With Related Persons…, page 47

9.   Please identify the related person from whom you rent office space.

Financial statements as of December 31, 2014 and 2013

Notes to the financial statements, page F-6

10.   We see that the numerical designation for Notes "1" and "2" have been applied multiple times to distinctly separate footnotes resulting in sequential errors in the numbering of your financial statement footnotes. For example, the notes "Nature of Business and Continuance of Operations", "Related Party Transactions" and "Loan receivable" are each labeled as Note 1. Similar discrepancies in footnote numerical sequencing also apply to the interim financial statements for the six months ended June 30, 2015 beginning on page F-14. Please revise the notes to the financial statements to include footnotes presented in a numerically sequential fashion and to remove any duplication of footnote numbers during the periods to which the financial statement footnotes relate.

       You may contact David Burton at (202) 551-3626 or Jay Webb, Senior Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller, staff attorney, at (202) 551-3635 or Daniel Morris, Special Counsel, at (202) 551-3314 with any other questions.

Sincerely,

/s/ Daniel Morris for

Amanda Ravitz
Assistant Director
Office of Electronics and Machinery

cc (via e-mail): Andrew Coldicutt, Esq.